

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3561

April 14, 2016

Mark T. Lynn
Chief Executive Officer
Denim.LA, Inc.
899 Beverly Blvd., Suite 600
West Hollywood, CA 90069

      Re: Denim.LA, Inc.
             Offering Statement on Form 1-A
             Filed March 23, 2016
             File No. 024-10535

Dear Mr. Lynn:

We have reviewed your offering statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response. After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information Regulation A under the Securities Act requires. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

General

1.   We note that the Series A preferred stock is convertible into common stock at any time. Please revise the Form 1-A to also include the common stock underlying the Series A preferred stock in this offering. See the Note to Rule 251(a) of Regulation A.

2.   Please revise to include the auditors' consent to the use of their audit report as an exhibit to the filing. Refer to Part III - Exhibits, Item 17.11 of Form 1-A for further guidance.

Cover Page, page i

3.   We note on your cover page that you are offering up to 11,111,111 shares of Series A preferred stock. However, on page 41 you state you are offering shares of Series Seed preferred stock. Please reconcile. Also, please revise the cover page to provide the table in the form set forth in Item 1(e) of Part II of Form 1-A. In addition, please revise the cover page and plan of distribution to discuss the right of first refusal as referenced on page 14. Lastly, we note that the offering will terminate after 150 days. However, the right of first refusal allows the major investors 10 days to exercise their right of first refusal and then the company has 90 days to offer the remaining securities. Please reconcile.

Risk Factors, page 6

4.   We note that you are authorized to issue up to 49,000,000 shares of common stock and that based on the dilution chart on page 10 if all of the outstanding securities are converted into common stock and if this offering is sold in its entirety and converted into common stock, you would have outstanding 53,387,972 of common stock. Please consider adding a risk factor that addresses the concern that you may not have enough authorized shares if all of your outstanding instruments are converted to common stock and how this may potentially limit the ability to convert the preferred shares issued in this offering.

The Company's Property, page 25

5.   Please state briefly the location and general character of your material physical properties. In this regard, include information regarding the suitability, adequacy, productive capacity and extent of utilization of the properties. See Item 8 of Form 1-A. Additionally, please file your lease agreement as an exhibit. See Item 17(6)(b)(iv) of Form 1-A for reference.

Compensation of Directors and Executive Officers, page 32

6.   We note the options granted to the executive officers as referenced in the last paragraph of this section. Please include such compensation in the table as other compensation.

Interests of Management and Others in Certain Transactions, page 35

7.   Please disclose all related party transactions for your last two and current fiscal years where the amount involved is the lesser of $120,000 or 1% of your average total assets of the last two fiscal years. See Item 13 of Form 1-A for guidance.

Statements of Operations, page 48

8.   In your statement of operations for the year ended December 31, 2014, you have presented a loss on disposal of assets of $135,623 and a loss on inventory write-off of $398,748 as components of other income (expense). Please revise to reflect the inventory write-off as a component of cost of revenues as required by the guidance in ASC 420-10-S99-3. Additionally, the loss on disposal of assets should be included as a component of your loss from operations. Refer to the guidance outlined in ASC 360-10-45-4 and ASC 360-10-45-5.

Exhibits

9.   We note on page 8 that Newgistics stores and ships all of your product. Please file your outsourcing agreement with Newgistics as an exhibit or advise. See Item 17(6)(b)(ii) of Form 1-A.

We will consider qualifying your offering statement at your request. If a participant in your offering is required to clear its compensation arrangements with FINRA, please have FINRA advise us that it has no objections to the compensation arrangements prior to qualification.

In the event you ask us to qualify your offering statement, please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, qualify the filing, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in qualifying the filing, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and/or qualification as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Suying Li at (202) 551-3335 or Linda Cvrkel at (202) 551-3813 if you have questions regarding comments on the financial statements and related matters. Please contact Jonathan Burr at (202) 551-5833 or Pamela Howell at (202) 551-3357 with any other questions.

Sincerely,

/s/ Pamela Howell
for

John Reynolds
Assistant Director
Office of Beverages, Apparel, and Mining

cc: Andrew Stephenson
        KHLK LLP